Exhibit (a)(1)(xv)

ICN Pharmaceuticals, Inc.	International Headquarters	Telephone: (714) 545-0100 x3230
	ICN Plaza	Fax: (714) 641-7215
	3300 Hyland Avenue	Telex: 67-0413
Costa Mesa, California 92626

Contact:
Adam Weiner
Kekst and Company
212-521-4823

ICN EXTENDS RIBAPHARM OFFER THREE DAYS

INTENDS TO TERMINATE OFFER UNLESS ADEQUATE SHARES TENDERED

     Costa Mesa, CA, July 30, 2003 — ICN Pharmaceuticals, Inc. (NYSE: ICN) today announced that it is extending the expiration date of its previously announced cash tender offer of $5.60 per share for all of the outstanding shares of common stock of Ribapharm Inc. (NYSE: RNA), that ICN does not already own, to 5:00 p.m., New York City time, on Friday, August 1, 2003.

     ICN stated that Ribapharm shareholders should not expect an increase in the offer price. If an adequate number of shares are not tendered by the Friday, August 1, 2003 expiration date, ICN intends to terminate the offer.

     According to American Stock Transfer & Trust Company, the Depositary for the offer, as of 5:00 p.m. New York City time on Tuesday, July 29, 2003, approximately 7.7 million Ribapharm shares had been tendered and not withdrawn pursuant to the offer.

     ICN’s offer was previously scheduled to expire at 5:00 p.m., New York City time, on Tuesday, July 29, 2003.

     ICN’s Offer to Purchase and certain other documents are on file with the Securities and Exchange Commission. Ribapharm stockholders and other interested parties are urged to read ICN’s Offer to Purchase and other relevant documents filed with the SEC because they contain important information. These offering materials, together with a letter of transmittal, have been mailed to Ribapharm stockholders. Ribapharm stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or from ICN at 3300 Hyland Avenue, Costa Mesa, CA 92626, Attn: Investor Relations.

     The Depositary for the tender offer is the American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. The Dealer Manager for the tender offer is Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004. The Information Agent for the tender offer is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, NY 10004. Banks and brokers call collect (212) 440-9800. All others call toll free (800) 965-5215.

     ICN is an innovative, research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. Its research and new product development focuses on innovative treatments for dermatology, infectious diseases and cancer.

     FORWARD-LOOKING STATEMENTS

     This press release contains forward looking statements that involve risks and uncertainties, including, but not limited to, projections of future sales, royalty income, operating income, returns on invested assets, regulatory approval processes, competition from generic products, marketplace acceptance of the company’s products, success of the company’s strategic repositioning initiatives and the ability of management to execute them, cost-cutting measures, management’s current expectations with respect to the tender offer, and other risks detailed from time to time in ICN’s SEC filings. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the completion of the tender offer and the consummation of the merger, ICN’s ability to successfully re-integrate Ribapharm into its operations, retain key employees, reduce costs, general economic factors and business and capital market conditions, general industry trends and changes in tax law requirements and government regulation. ICN wishes to caution the reader that these factors, as well as other factors described in ICN’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

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